Filed Pursuant To Rule 433

Registration No. 333-275079

November 15, 2023

David LaValle at Financial Market Quality Conference - 11.15.23

Moderator

David, you've seen the regulatory approach up close and personal. How have you seen it shift over the last couple years?

David LaValle

Our belief was our Bitcoin product was in a perfect position to become a Bitcoin ETF listed on the NYSE. Unfortunately, the SEC didn't think it was time for a Bitcoin spot ETF. Five or six years ago I was on this panel with Reggie Brown debating if there would ever be a Bitcoin ETF. I said it was just a matter of when, not if. Now we're on the precipice after challenging the SEC’s decision in court and winning in the DC Circuit.

This wasn't a thumbs up or down on Bitcoin - it was about administrative procedure and using common rules and process. We believe we're close to something very favorable for investors that's been in demand.

Moderator

And that progress has been brought on by the courts rather than any attitude change by regulators? The SEC has been quite consistent in its messaging?

David LaValle

The SEC has a difficult job protecting investors with a broad mandate that we respect. But their behavior didn't match what they were saying. They wanted assurances of market surveillance and that markets aren't susceptible to fraud and manipulation - all credible concerns. Usually industry wants less regulation but we're asking for more - we want to register our product as an ETF on one of the most regulated markets in the world, the NYSE. We're asking for more regulation.

Once they approved the Bitcoin futures ETF, they essentially said there was enough surveillance and oversight there. So if you approve the futures, you should approve the spot - they're inextricably tied. That was the underpinning of our court case and the courts unanimously agreed with us.

Moderator

David, how do you think policymakers should be thinking about this distinction between tokenizing assets versus crypto? Comptroller Hsu made this distinction, arguing interest in crypto is waning but tokenizing anything is getting more attention. Is that the right way to think about it? Is there a growing divide there?

David LaValle

There can be a gradient between tokenized assets and traditional stocks and bonds. The goal over time may be to tokenize everything in portfolios, but in the interim we can leverage traditional rails to merge these new opportunities into existing frameworks. That way investors can access digital asset exposures through familiar channels before we reach full asset tokenization in the future.

Moderator

Let's turn to potential federal legislation. There's been lots of activity around stablecoins - the Fed and Treasury seem to want stablecoin issuers to have bank-like regulation. Does that potentially hamper on/off ramps? Is that a good way to think about it?

David LaValle

I agree and disagree. With GBTC years ago, we voluntarily registered as an SEC reporting company filing quarterly reports to advance the ball. The industry should leverage current frameworks as it pushes for better solutions. While massive overhaul is needed, we're advocates of using today's frameworks and pushing the envelope for more innovation. That's why we believe in ETFs to bring digital asset exposures to investors through familiar, regulated channels.

Moderator

How important is federal legislation on the broader crypto framework - delineating responsibilities between the SEC, CFTC, Fed etc? How important is that for your business?

David LaValle

For our business the SEC oversight is simple and straightforward. We want registered products clearly in the SEC's jurisdiction. We're working with them and NYSE to get approval. But more broadly, comprehensive legislation is very important for investor protection, transparency and disclosure.

Moderator

Let's get back to the Bitcoin ETF conversation. I know you can't speculate on approval timing, but let's assume it gets approved - what does that actually mean? Is the impact over-hyped?

David LaValle

It's about access. When SPY, the first ETF, launched in 1993 it was an exotic new product. It took years of work across the industry after the 1987 crash to create something to help institutions better manage portfolio risk. It ended up becoming a wonderful tool for retail investors too.

ETFs have since opened up institutional asset classes to retail - this is another example. The most sophisticated investors have figured out how to access Bitcoin, as have enthusiastic retail investors. But financial advisors are frustrated it's not on their platforms so their clients invest outside their purview, reducing revenues and their ability to oversee total portfolio.

So this is about offering access through familiar regulated channels. Advisors want their clients to be able to invest through them with confidence in the product and market integrity. The battle-tested ETF structure offers that.

David LaValle

In 2013 we envisioned modeling this ETF after the GLD gold ETF from 2004. The same complexities around physical custody and liquidity that made GLD innovative apply here. Gold is accessible but opaque markets and custody make it hard for retail. The ETF offers efficient price discovery and liquidity in a regulated wrapper. The infrastructure is battle-tested with authorized participants to ensure liquidity. It's the same opportunity for exposure to Bitcoin with confidence in the market integrity.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities LLC, 290 Harbor Drive, Stamford, CT 06902.